

April 28, 2014

<u>Via E-mail</u>
Ellery W. Roberts
Chief Executive Officer
1847 Holdings LLC
590 Madison Avenue, 18th Floor
New York, NY 10022

> **Re:** **1847 Holdings LLC**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 18, 2014**
> **File No. 333-193821**

Dear Mr. Roberts:

We have reviewed Amendment No. 3 to your registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. We note your response to comment 6 of our letter dated April 15, 2014. With respect to your disclosure on page 6, and elsewhere, that Mr. Roberts has developed and grown businesses through the consummation of 29 acquisitions, please revise your disclosure to discuss the number of these businesses that Mr. Roberts sold. In addition, please discuss the average length of time that Mr. Roberts spent growing these businesses before selling them, or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395, or Daniel Gordon, Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466, or me at (202) 551-3585 with any other questions.

Sincerely,

/s/ Stacie D. Gorman

Stacie Gorman
Attorney-Advisor

cc: Louis Bevilacqua, Esq. (*via e-mail*)